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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                     UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                           AMERICAN TOWER CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ----------------

      Options to Purchase Class A Common Stock, $.01 Par Value Per Share,
              Having an Exercise Price of $20.00 or more Per Share
                         (Title of Class of Securities)

                                ----------------

                                   029912 201
                     (CUSIP Number of Class of Securities)
                       (Underlying Class A Common Stock)

                                ----------------

                                Steven B. Dodge
                      Chairman and Chief Executive Officer
                           American Tower Corporation
                             116 Huntington Avenue
                          Boston, Massachusetts 02116
                                 (617) 375-7500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                ----------------

                           CALCULATION OF FILING FEE

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
                  Transaction
                   valuation*         Amount of filing fee
                  ------------------------------------------
                   $158,822,251             $31,765

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*  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,144,252 shares of Class A common stock of American Tower Corporation having a weighted average exercise price of $28.70 will be exchanged pursuant to offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: Not applicable.    Filing party: Not applicable.
       Form or Registration No.: Not applicable.  Date filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

  [_]third party tender offer subject to Rule 14d-1.

  [X]issuer tender offer subject to Rule 13e-4.

  [_]going-private transaction subject to Rule 13e-3.

  [_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

ITEM 1. SUMMARY TERM SHEET.

   The information set forth under "Summary Term Sheet" in the document entitled "Offer to Exchange Outstanding Stock Options held by Employees", dated September 24, 2001 (as amended from time to time, the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

   (a) The name of the issuer is American Tower Corporation, a Delaware corporation (the "Company"), and the address and telephone number of its principal executive offices is 116 Huntington Avenue, Boston, Massachusetts 02116 (617) 375-7500. The information set forth in the Offer to Exchange under
Section 9 ("Information About American Tower; Summary Financial Information; Risk Factors") is incorporated herein by reference.

   (b) This Tender Offer Statement on Schedule TO relates to the solicitation by the Company of requests to exchange options having an exercise price of $20.00 or more per share (the "Options") outstanding under the Company's Amended and Restated 1997 Stock Option Plan (the "Option Plan") to purchase shares of the Company's Class A Common Stock, $.01 par value per share ( "Option Shares"), for new options (the "New Options") that will be granted under and subject to the Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange. This solicitation (the "Offer") excludes the class of options held by option holders who are not employees of the Company or one of its subsidiaries on the date the Offer expires (the "Offer Period") and options held by most of the executive officers of the Company. In the aggregate, there are 9,144,252 shares of Class A Common Stock underlying the Options covered in this Offer. For every three eligible Option Shares surrendered, the Company will grant an option for two new Option Shares to the optionee, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under "Summary Term Sheet,"
Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

   (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Class A Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

   (a) The information set forth under Item 2(a) above and in Schedule A of the Offer to Exchange ("Information About the Directors and Executive Officers of American Tower") is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4. TERMS OF THE TRANSACTION.

   (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Surrendering Options"), Section 4 ("Change in Election"),
Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of This Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 9 ("Information About American Tower; Summary Financial Information; Risk Factors"), Section 11 ("Accounting Consequences of This Offer; Status of Options Acquired by Us in This Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of This Offer; Termination; Amendment") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   (a) The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under
Section 2 ("Purpose of This Offer") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Accounting Consequences of This Offer; Status of Options Acquired by Us in This Offer") is incorporated herein by reference.

   (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of This Offer") and Section 8 ("Source and Amount of
Consideration; Terms of New Options") is incorporated herein by reference.

   (c) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

   (a) The information set forth in the Offer to Exchange under Section 9 ("Information About American Tower; Summary Financial Information; Risk Factors") and Section 16 ("Additional Information"), and on pages F-2 through F-32 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, and the Company's Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2001 and June 30, 2001 are incorporated herein by reference. The Company's earnings were not sufficient to cover its fixed charges for the fiscal years ended December 31, 2000 and 1999 and for the six-month period ended June 30, 2001. As a result, the Company had a deficiency in earnings to fixed charges of $261.3, $52.5 and $233.5 million for the years ended December 31, 2000 and 1999 and the six months ended June 30, 2001, respectively. For purposes of calculating this deficiency, "earnings" consist of loss before income taxes and extraordinary losses and fixed charges. "Fixed charges" consist of interest expense, amortization of debt discount and related issuance costs and the component of rental expense believed by management to be representative of the interest factor thereon. The Company's book value per share was $16.03 as of June 30, 2001.

   (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

   (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

   (b) Not applicable.

ITEM 12. EXHIBITS.

    (a) (1) Offer to Exchange, dated September 24, 2001.

        (2) Form of Letter to Eligible Option Holders and Summary of Terms.

        (3) Form of Election Form.

        (4) Form of Notice of Change in Election From Accept to Reject.

        (5) Form of Notice of Change in Election From Reject to Accept.

        (6) Form of Promise to Grant Stock Options.

        (7) Form of Personnel Option Status Report.

    (b) Not applicable.

    (d) (1) American Tower Corporation 1997 Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 (File No. 001-14195).

        (2) Form of Incentive Stock Option Agreement Pursuant to the American Tower Corporation 1997 Stock Option Plan, as amended.

        (3) Form of Nonqualified Stock Option Agreement Pursuant to the American Tower Corporation 1997 Stock Option Plan, as amended.

        (4) Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 001-14195), is incorporated herein by reference.

        (5) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 (File No. 001-14195), is incorporated herein by reference.

        (6) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 (File No. 001-14195), is incorporated herein by reference.

        (7) Current Reports on Form 8-K, filed with the SEC on January 17, 2001, January 19, 2001, January 22, 2001, January 29, 2001, February 1, 2001,
    February 16, 2001, March 29, 2001, April 17, 2001, June 11, 2001, June 22,
    2001, July 9, 2001, September 6, 2001 and September 14, 2001 (File No. 001-14195), are incorporated herein by reference.

    (g) Not applicable.

    (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

   (a) Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          AMERICAN TOWER CORPORATION

                                                 /s/ Justin D. Benincasa
                                          _____________________________________

                                          Justin D. Benincasa
                                          Senior Vice President and
                                          Corporate Controller

Date: September 24, 2001

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------

 (a)(1)  Offer to Exchange, dated September 24, 2001.

 (a)(2)  Form of Letter to Eligible Option Holders and Summary of Terms.

 (a)(3)  Form of Election Form.

 (a)(4)  Form of Notice of Change in Election From Accept to Reject.

 (a)(5)  Form of Notice of Change in Election From Reject to Accept.

 (a)(6)  Form of Promise to Grant Stock Options.

 (a)(7)  Form of Personnel Option Status Report.

 (d)(1)  American Tower Corporation 1997 Stock Option Plan, as amended
         (incorporated herein by reference to Exhibit 10.1 to the Company's
         Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 (File No. 001-14195)).

 (d)(2)  Form of Incentive Stock Option Agreement Pursuant to the American
         Tower Corporation 1997 Stock Option Plan, as amended.

 (d)(3)  Form of Nonqualified Stock Option Agreement Pursuant to the American
         Tower Corporation 1997 Stock Option Plan, as amended.

 (d)(4)  Annual Report on Form 10-K for the fiscal year ended December 31, 2000
         (File No. 001-14195) (incorporated herein by reference).

 (d)(5)  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
         2001 (File No. 001-14195) (incorporated herein by reference).

 (d)(6)  Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
         2001 (File No. 001-14195) (incorporated herein by reference).

 (d)(7)  Current Reports on Form 8-K, filed with the SEC on January 17, 2001,
         January 19, 2001, January 22, 2001, January 29, 2001, February 1,
         2001, February 16, 2001, March 29, 2001, April 17, 2001, June 11,
         2001, June 22, 2001, July 9, 2001, September 6, 2001 and September 14,
         2001 (File No. 001-14195) (incorporated herein by reference).